OAK STREET HEALTH, INC.

August 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:    Andi Carpenter

                    Kevin Vaughn

                    Jeffrey Gabor

                    Mary Beth Breslin

Re:	Oak Street Health, Inc.
Registration Statement on Form S-1
Originally Filed July 10, 2020
CIK: 0001564406

Ladies and Gentlemen:

Oak Street Health, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-239818, as amended (the “Registration Statement”), to 2:00 p.m., Eastern time, on August 5, 2020 or as soon thereafter as practicable.

* * * *

Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

OAK STREET HEALTH, INC.

By:	/s/ Robert Guenthner
Name:	Robert Guenthner
Title:	Chief Legal Officer